Exhibit 99.1

Press Release

BEZEQ GROUP REPORTS
SECOND QUARTER 2010 FINANCIAL RESULTS

Net profit attributable to shareholders in Q2 2010 rose 17.9%
 year-over-year to NIS 638 million

EBITDA in Q2 2010 increased 12.0% year-over-year to NIS 1.34 billion, for a consolidated EBITDA margin of 44.9%

Revenue in Q2 2010 increased 3.8% year-over-year to NIS 2.98 billion

Bezeq recommends cash dividend to shareholders totaling NIS 1.28 billion

Tel Aviv, Israel – August 2, 2010 –Bezeq - The Israel Telecommunication Corp., Ltd. (TASE: BEZQ), Israel’s leading telecommunications provider, announced today its financial results for the second quarter of 2010, ended June 30, 2010. Details regarding the investor conference call and webcast to be held today are included later in this press release.1

Bezeq Group’s Q2 2010 Financial Highlights (compared to Q2 2009):

▪	Revenues: NIS 2.98 billion, an increase of 3.8%.

▪	Operating profit: NIS 990 million, an increase of 21.0%.

▪	Net profit attributable to shareholders: NIS 638 million, an increase of 17.9%.

▪	Earnings per diluted share: NIS 0.24, as compared to NIS 0.20.

▪	EBITDA: NIS 1.34 billion, an increase of 12.0%.

▪	EBITDA margin: 44.9% of revenues, as compared to 41.6%.

▪	Free cash flow:2 NIS 606 million, an increase of 73.4%.

▪	Net debt-to-EBITDA: 1.07 as compared to 0.76.

▪	Second quarter and six month year-to-date 2010 results include two non-recurring items:

o	A one-time profit related to the consolidation of Walla! as of April 25, 2010.

o	A provision made by yes in relation to royalties claimed by ACUM, a non-profit organization which administers proprietary music rights, since 2003.

1 Unless otherwise stated, all consolidated profit and loss and cash flow figures in this press release are adjusted to reflect the deconsolidation of yes as of January 1, 2008, except for the financial statement tables at the back of this press release.

2 Free cash flow is defined as cash flow from operating activities plus dividends received, less net payments for capital investments.

Press Release

Dividend Announcement

The Company’s Board of Directors today recommended the distribution of a cash dividend to shareholders totaling NIS 1.28 billion, or approximately NIS 0.48 per share.  The dividend, which is subject to shareholder approval, would be payable on October 7, 2010 to shareholders of record as of September 20, 2010. This recommendation is in accordance with Bezeq’s dividend policy of distributing, on a semi-annual basis, cash dividends amounting to 100% of the net profit attributable to shareholders.

Segment Highlights

▪
Bezeq Fixed-Line: The Fixed-Line segment achieved an impressive EBITDA margin of 51.6% as growth in broadband Internet, data and transmission services almost completely offset the continued decline in revenues from traditional telephony. Q2 2010 Fixed-Line revenues of NIS 1.31 billion declined only 0.8% compared to Q2 2009. Q2 2010 operating profit increased 15.9% to NIS 503 million as EBITDA increased to NIS 674 million, up 5.5% versus Q2 2009. Bezeq continued the rollout of its advanced fiber optic, all IP-based NGN infrastructure, which as of quarter-end connected over 30% of Israeli households. Q2 2010 broadband Internet average revenue per user (ARPU) increased 8.7% year-over-year to NIS 75, as the broadband Internet subscriber base increased 3.4% year-over-year to 1.05 million subscribers. Operating and free cash flow grew 28.2% and 96.1% year-over-year to NIS 523 million and NIS 502 million, respectively, primarily due to timing differences in working capital and increased dividends from subsidiaries, respectively.

▪
Pelephone: The cellular operations segment's Q2 2010 revenue set a record NIS 1.43 billion, up 6.2% versus Q2 2009, driven by increased usage of data, content, value-added services (VAS) and roaming services, associated primarily with the continued subscriber migration to the High-Speed GSM (HSPA) cellular network. Solid continued top line revenue growth drove double-digit year-over-year improvements in Pelephone’s operating profit, net profit and operating cash flow, as free cash flow more than doubled. EBITDA increased 8.3% to NIS 511 million (35.7% EBITDA margin). Active subscribers totaled approximately 2.81 million as of June 30, 2010, an increase of 4.2% year-over-year, and a net addition of 18,000 subscribers sequentially. Pelephone's quarter-end subscriber base included an Israeli industry high of 1.70 million 3G subscribers, of which approximately 1.01 million were HSPA subscribers, representing approximately 36% of Pelephone's total subscriber base. As of today, the HSPA subscriber base totals approximately 1.05 million. Pelephone's ARPU increased 3.8% year-over-year to NIS 136 as HSPA subscribers registered higher revenues from data, content, VAS and roaming. As a result, data as a percentage of cellular service revenue hit a record 23.0%, versus 19.1% for Q2 2009.

▪
Bezeq International: Israel's leading supplier of broadband ISP services' Q2 2010 results reflect the positive impact of a NIS 57 million one-time profit related to the consolidation of Walla! as of April 25, 2010. Excluding the impact from this consolidation, revenues reached NIS 342 million, up 4.7% versus Q2 2009; operating and net profit registered 1.9% and 8.6% declines to NIS 66 million and NIS 51 million, respectively; and EBITDA increased 2.0% to NIS 90 million for an EBITDA margin of 26.3% (27.0% EBITDA margin for Q2 2009). Segment cash flow metrics registered year-over-year declines primarily as a result of increased segment working capital needs.

Press Release

▪
yes:3 Revenues for Q2 2010 increased 5.3% year-over-year to NIS 396 million driven by a 2.0% year-over-year increase in total subscribers to 573,000, higher sales of value-added content services such as yes Max, yes MaxHD, new IP-based video-on-demand yes MaxTOTAL, as well as increased content sales. Q2 2010 results include the negative impact of a significant provision in relation to royalties claimed by ACUM, a non-profit organization which administers proprietary music rights, since 2003. Including the impact of this provision, Q2 2010 operating profit declined to NIS 7 million from NIS 59 million in Q2 2009, the net loss increased to NIS 143 million from NIS 95 million in Q2 2009, while EBITDA decreased to NIS 75 million from NIS 115 million a year ago. Segment operating cash flow increased 17.1% to NIS 109 million, and free cash flow expanded to NIS 46 million, up 38.6% versus Q2 2009.

Management Review

Shlomo Rodav, Chairman of the Board of Bezeq, stated, “Excellent execution across the group allowed Bezeq to post increased revenue, as well as double-digit growth in operating profit, net profit to shareholders, and EBITDA. These performance gains were supported by record Pelephone cellular revenue, increased levels of sales of broadband Internet, data communications and transmission services in the Fixed-Line segment, as well as solid growth within Bezeq International and the yes premium pay-TV segment. Growth areas such as Internet access, data and transmission services almost completely offset fixed-line telephony revenue erosion in our Fixed-Line business.

“The strategic investments we have made in terms of leading edge IP and cellular infrastructures uniquely position Bezeq to successfully deliver converged next generation communications solutions, strengthening our market position in the competitive Israeli communications landscape as well as providing enhanced flexibility to navigate an evolving regulatory environment. As we head into the third quarter of 2010, historically our seasonally strongest quarter of the year, we remain focused on driving additional operational and financial leverage from our NGN and HSPA network infrastructures. With about 36% of Pelephone subscribers on the HSPA network and Bezeq Fixed-Line’s NGN now connecting over 30% of Israeli households, there are opportunities for additional long-term revenue and profitability growth as we extend our position as Israeli’s leading supplier of comprehensive consumer and business communications solutions,” concluded Mr. Rodav.

Alan Gelman, Chief Financial Officer and Deputy CEO of Bezeq, commented, “Increased cash flow generation during the quarter reflects the reversal of timing differences in working capital changes from the previous quarter, and further confirms our ability to continue rewarding shareholders through active cash dividend remuneration. The recommended distribution of NIS 1.28 billion in cash to our shareholders announced today reaffirms Bezeq’s commitment to creating shareholder value.”

3 Following the deconsolidation of yes from the Bezeq Group financial results as of August 21st, 2009, and pursuant to accepted IFRS accounting practices, the Consolidated Statements of Income for the fourth quarter and the full-year 2009 do not consolidate yes’ financial results. yes’ results from January 1st through August 20, 2009, are accounted for as results from discontinued operations.

Press Release

Bezeq Group (Consolidated) Results

Bezeq Group (Consolidated) 1	Q2 20102	Q2 2009	Change	H1 20102	H1 2009	Change
	(NIS millions)			(NIS millions)
Revenues	2,981	2,872	3.8%	5,896	5,663	4.1%
Operating profit	990	818	21.0%	1,864	1,617	15.3%
EBITDA	1,338	1,195	12.0%	2,555	2,365	8.0%
EBITDA margin	44.9%	41.6%		43.3%	41.8%
Net profit attributable to Company shareholders	638	541	17.9%	1,280	1,149	11.4%
Diluted EPS (NIS)	0.24	0.20	20.0%	0.47	0.43	9.3%
Cash flow from operating activities	976	715	36.6%	1,782	1,849	(-3.6)%
Capex payments, net 3	370	370	0.0%	724	729	(-0.6)%
Free cash flow 4	606	350	73.4%	1,058	1,125	(-6.0)%
Net debt/EBITDA (end of period) 5	1.07	0.76		1.07	0.76
Net debt/shareholders' equity (end of period)	0.92	0.63		0.92	0.63

1 As of August 21st, 2009, the Company ceased consolidating yes' financial statements and started accounting for its investment in yes according to the equity method. In this table all figures reflect the de-consolidation of yes as of January 1st, 2008.

2 Bezeq Group results reflect the consolidation of Walla! as of April 25, 2010. Q2-10 and H1-10 include a one-time profit from the consolidation of Walla!.
3 Capex data reflects payments related to capex and are based on the cash flow statements.
4 Free cash flow is defined as cash flows from operating activities, plus dividend received, minus net capex payments.
5 EBITDA in this calculation refers to the trailing twelve months.

Bezeq Group revenues for Q2 2010 totaled NIS 2.98 billion, up 3.8% from NIS 2.87 billion for Q2 2009. Consolidated revenue growth was driven by solid business expansion at Pelephone and Bezeq International, and was partially offset by a 0.8% decline in Bezeq Fixed-Line. Within the Fixed-Line segment, continued growth in high-speed Internet, data communications and transmission services almost completely compensated for the decline in revenue associated with traditional fixed-line telephony.

Operating profit for the Company increased 21.0% to NIS 990 million in Q2 2010, up from NIS 818 million in Q2 2009. The second quarter improvement in operating profit delivered an impressive 33.2% operating margin and was driven primarily by higher total revenues and the positive impact of ongoing cost reduction initiatives, as well as by a NIS 57 million one-time gain related to the consolidation of Walla!.

Net profit attributable to Bezeq shareholders for Q2 2010 amounted to NIS 638 million, up 17.9% from NIS 541 million for Q2 2009. Diluted earnings per share totaled NIS 0.24 versus NIS 0.20 for Q2 2009.

The Company’s EBITDA for Q2 2010 totaled NIS 1.34 billion, up 12.0% as compared to NIS 1.20 billion for Q2 2009. The consolidated EBITDA margin reached 44.9%, versus 41.6% for Q2 2009.

Cash flow from operating activities in Q2 2010 rose 36.6% year-over-year to NIS 976 million, as compared to NIS 715 million in Q2 2009. The year-over-year increase in operating cash flow was primarily related to timing differences in working capital, primarily within Bezeq Fixed-Line.

Press Release

Gross capital expenditures in Q2 2010 amounted to NIS 427 million, an increase of 7.0% as compared to Q2 2009. This rise was primarily related to the ongoing rollout of the Fixed-Line segment’s nationwide NGN infrastructure. The Q2 2010 consolidated capex-to-sales ratio was 14.3%, as compared with 13.9% in Q2 2009.

Free cash flow increased 73.4% year-over-year to NIS 606 million in Q2 2010, as compared with NIS 350 million in Q2 2009.

As of June 30, 2010, the Company’s consolidated financial debt was NIS 5.23 billion, compared with NIS 4.17 billion as of June 30, 2009 (excluding yes’ debt to financial institutions). The increase in the financial debt was primarily related to Bezeq raising debt totaling NIS 1.5 billion during Q2 2010 through new loans from Israeli banks with an average duration of 4.6 years. As of the end of Q2 2010, the Company’s net debt-to-EBITDA ratio was 1.07 as compared to 0.76 at the end of Q2 2009.

Bezeq Fixed-Line Results

Bezeq Fixed-Line	Q2 2010	Q2 2009	Change	H1 2010	H1 2009	Change
	(NIS millions)			(NIS millions)
Revenues	1,307	1,318	(-0.8)%	2,611	2,644	(-1.2)%
Operating profit	503	434	15.9%	993	871	14.0%
EBITDA	674	639	5.5%	1,334	1,287	3.7%
EBITDA margin	51.6%	48.5%		51.1%	48.7%
Net profit	349	316	10.4%	709	652	8.7%
Cash flows from operating activities	523	408	28.2%	916	1,043	(-12.2)%
Capex payments, net 1	221	182	21.4%	444	371	19.7%
Free cash flow 2	502	256	96.1%	1,137	1,102	3.2%
Number of active subscriber lines (end of period, in thousands)	2,425	2,547	(-4.8)%	2,425	2,547	(-4.8)%
Average monthly revenue per line (NIS) 3	81	81	0.0%	81	81	(-0.7)%
Number of outgoing usage minutes (millions)	2,763	3,014	(-8.3)%	5,536	6,137	(-9.8)%
Number of incoming usage minutes (millions)	1,634	1,659	(-1.5)%	3,261	3,313	(-1.6)%
Number of ADSL subscribers (end of period, in thousands)	1,051	1,016	3.4%	1,051	1,016	3.4%
Average monthly revenue per ADSL subscriber (NIS)	75	69	8.7%	75	69	9.5%

1 Capex data reflects payments related to capex and are based on the cash flow statements.
2 Free cash flow is defined as cash flows from operating activities, plus dividend received, minus net capex payments.
3 Not including revenues from data communications and transmission services, services to communications providers, and contract and other services.
Bezeq Fixed-Line’s successful ongoing rollout of its all IP-based NGN nationwide infrastructure continued to drive growth in high-speed Internet access, data communications and transmission services, which offset the continued decline in traditional fixed-line telephony revenues. The NGN enhances Bezeq’s technological preparedness to compete in an increasingly converged communications market, and reaffirms Bezeq’s position as Israel’s leading provider of innovative communications offerings.

Press Release

As of June 30, 2010, Bezeq Fixed-Line had connected over 30% of Israeli households to the new network. Bezeq’s goal is to expand NGN coverage to 50% of Israeli households by year-end 2010 and reach about 80% of households by 2012. Beyond providing a superior customer experience, the NGN provides an important platform upon which Bezeq is developing and deploying new value-added services, aimed at delivering an enhanced customer experience, increasing operating efficiencies and improving future segment profitability.

Bezeq Fixed-Line successfully mitigated the anticipated decline in revenues during Q2 2010 to only 0.8% versus Q2 2009. Q2 2010 results benefited from record levels of revenues from high-speed Internet (ADSL), data communications and transmission services, which almost completely offset the decrease in voice revenues resulting from fewer lines, lower call traffic, and slightly lower interconnect fees.

Bezeq Fixed-Line’s operating profit for Q2 2010 increased 15.9% to NIS 503 million, up from NIS 434 million in Q2 2009. This improvement came as a result of the continued rationalization of the cost structure, as total operating costs declined 9.0% year-over-year to NIS 804 million. Lower costs in Q2 2010 were a result of 16.6%, 5.3% and 3.6% year-over-year reductions in depreciation and amortization, salary expense as well as operating and general expenses, respectively.

The ongoing successful implementation of cost efficiency measures across the Fixed-Line segment resulted in Q2 2010 EBITDA rising 5.5% year-over-year to NIS 674 million, for a 51.6% EBITDA margin, as compared to 48.5% in Q2 2009.

The number of customers subscribing to Bezeq's ADSL Internet access service increased 3.4% year-over-year to approximately 1.05 million subscribers as of June 30, 2010, reaffirming Bezeq Fixed-Line as the leader in broadband access services in Israel. The successful rollout of the NGN infrastructure across the country drives the continued upgrade of Bezeq's broadband Internet subscriber base, as the average bandwidth increased 42% year-over-year to 3.4 megabits per second (Mbps) as of quarter-end. Furthermore, Bezeq already has over 100,000 subscribers benefiting from NGN bandwidths of 10 Mbps and beyond.

ADSL average revenue per user (ARPU) for Q2 2010 increased 8.7% year-over-year to NIS 75.  Sustained historically high levels of ADSL APRU are primarily due to bandwidth upgrades, sales of value-added services, as well as continued leadership in home network deployments. Fixed-line telephony average revenue per line for Q2 2010 was NIS 81, unchanged from the year ago period.

Bezeq Fixed-Line's Q2 2010 cash flow from operating activities increased 28.2% year-over-year to NIS 523 million, primarily due to timing differences related to payments to suppliers and the previously announced advanced salary and bonus payment to Fixed-Line employees in late March instead of early April due to the timing of the Passover holidays.

Gross capital expenditures for Q2 2010 reached NIS 269 million, up 28.7% over Q2 2009, representing a quarterly capex-to-sales ratio of 20.6%, as compared to 15.9% for Q2 2009. The aforementioned increases reflect higher levels of capital expenditures related to the ongoing deployment of the NGN network.

Free cash flow generated by the Fixed-Line segment for Q2 2010 totaled NIS 502 million, up 96.1% from NIS 256 million for Q2 2009, primarily as a result of increased dividends from subsidiaries in the 2010 quarter, as well as from the aforementioned improvement in operating cash flow.

Press Release

Pelephone Results

Pelephone	Q2 2010	Q2 2009	Change	H1 2010	H1 2009	Change
	(NIS millions)			(NIS millions)
Revenues	1,429	1,346	6.2%	2,822	2,611	8.1%
Operating profit	362	321	12.8%	684	623	9.8%
EBITDA	511	472	8.3%	982	913	7.6%
EBITDA margin	35.7%	35.1%		34.8%	35.0%
Net profit	267	233	14.6%	526	463	13.6%
Cash flows from operating activities	378	290	30.3%	728	665	9.5%
Capex payments, net 1	114	159	(-28.3)%	206	308	(-33.1)%
Free cash flow	264	131	101.5%	522	357	46.2%
Number of subscribers (end of period, in millions)	2.807	2.694	4.2%	2.807	2.694	4.2%
Average revenue per user (ARPU, NIS)	136	131	3.8%	134	129	3.9%
Average monthly minutes of use per subscriber (MOU)	348	329	5.8%	342	326	4.9%

1 Capex data reflects payments related to capex and are based on the cash flow statements.

Pelephone, Bezeq’s cellular segment, delivered record revenue, net profit and EBITDA driven by the ongoing successful ramp of its High-Speed GSM (HSPA) network. Pelephone continues to see clear evidence that the migration of customers to the new HSPA network is driving higher subscriber levels, as well as material growth in cellular data and roaming services.

Pelephone’s active subscribers totaled approximately 2.81 million as of June 30, 2010, an increase of 0.6% sequentially (18,000 net subscriber additions) and a 4.2% increase versus the year ago period (113,000 net subscriber additions). 3G subscribers totaled 1.70 million subscribers as of June 30, 2010, an increase of 4.9% sequentially and an increase of 29.9% year-over-year. The new HSPA network, which is central to Pelephone’s commitment to access higher value segments of the mobile communications market, had approximately 1.01 million subscribers as of June 30, 2010, accounting for about 36% of Pelephone’s total subscriber base. As of today, the HSPA subscriber base has further increased to approximately 1.05 million.

Q2 2010 revenues increased 6.2% to a record NIS 1.43 billion versus Q2 2009, driven primarily by increased usage of data, content, VAS and roaming, all of which contributed to ARPU growth. Revenues from cellular services for Q2 2010 reached NIS 1.14 billion and grew 8.6% year-over-year, sustaining the growth rate of the previous quarter. Revenues from handset sales declined 2.4% year-over-year, however grew 0.7% sequentially. The second quarter of 2009, which was the first full reporting period following the launch of the HSPA network, included the positive impact of extraordinarily high levels of handsets sales associated with the HSPA network launch.

Revenues from data, content and VAS constituted a record 23.0% of Pelephone’s revenues from cellular services for Q2 2010, compared to 19.1% for Q2 2009 and 22.6% for Q1 2010. As Pelephone continues leading the cellular data market, during the second quarter it upgraded its network to support data bandwidths of up to 21 Mbps (downstream) and up to 5.6 Mbps (upstream), making its HSPA network the fastest and most advanced in Israel.

Pelephone’s ARPU for Q2 2010 increased 3.8% year-over-year to NIS 136 versus NIS 131 for Q2 2009. Average minutes of use (MOU) for Q2 2010 increased 5.8% year-over-year to 348 minutes.

Press Release

Net profit for Pelephone increased to a record NIS 267 million in Q2 2010, up 14.6% year-over-year. Net profit benefited mainly from higher revenues and increased levels of data, content, VAS and roaming services. These gains were mitigated by increased costs associated with the operation of the new HSPA network alongside the existing CDMA cellular network.

In Q2 2010 Pelephone generated record EBITDA of NIS 511 million (35.7% EBITDA margin), an increase of 8.3% compared to Q2 2009 (35.1% EBITDA margin).

Pelephone’s cash flow from operating activities for Q2 2010 totaled NIS 378 million, an increase of 30.3% compared to Q2 2009, primarily due to higher profitability and working capital improvements, the effect of which was partially offset by higher tax payments. Free cash flow for Q2 2010 more than doubled year-over-year to NIS 264 million, as the increase in operating cash flow was combined with substantially lower capital expenditures-related payments as compared to Q2 2009, following the successful deployment of the HSPA cellular infrastructure early in 2009. Pelephone's capex-to-sales ratio for Q2 2010 was 7.8%, as compared to 9.4% both for Q2 and for the full-year 2009.

Bezeq International Results

Bezeq International	Q2 20101	Q2 2009	Change	H1 20101	H1 2009	Change
	(NIS millions)			(NIS millions)
Revenues	342	327	4.7%	685	651	5.2%
Operating profit	121	68	78.6%	182	128	42.7%
EBITDA	147	88	66.8%	231	168	37.7%
EBITDA margin	43.1%	27.0%		33.8%	25.8%
Net profit	105	56	88.5%	152	100	51.8%
Cash flows from operating activities	66	83	(-20.4)%	125	166	(-24.6)%
Capex payments, net 2	33	26	25.8%	69	47	46.6%
Free cash flow 3	33	62	(-46.3)%	56	124	(-54.9)%

1 Q2-10 and H1-10 exclude Walla!'s financials, but include a one-time profit from the consolidation of Walla!.
2 Capex data reflects payments related to capex and are based on the cash flow statements.
3 Free cash flow is defined as cash flows from operating activities, plus dividend received, minus net capex payments.

Bezeq International, Israel's leading provider of broadband ISP services, completed during the second quarter of 2010 the previously announced acquisition of an additional 32.6% stake in Walla!, one of Israel's leading Internet portals serving a community of more than 5 million monthly users in Israel and abroad, for approximately NIS 89 million. As a result of the increase in ownership, Bezeq International began consolidating Walla! as of April 25, 2010, and pursuant to accepted IFRS accounting practices, this consolidation resulted in a one-time profit of NIS 57 million.

Bezeq International’s successful penetration of the enterprise market through the offering of ICT solutions, combined with the continued leadership and investment in the broadband ISP segment, are generating growth in the company’s core businesses. Excluding Walla!'s contribution to quarterly revenues, Bezeq International’s Q2 2010 revenues grew 4.7% year-over-year to NIS 342 million, as a result of higher sales of Internet services, including an increase in the number of broadband subscribers, alongside rapid growth in the field of ICT solutions.

Press Release

Bezeq International generated a net profit of NIS 105 million in Q2 2010, which includes the positive impact of the Walla!-related one-time NIS 57 million gain. Excluding this one-time gain, Bezeq International's net profit declined to NIS 51 million from NIS 56 million in Q2 2009, mainly as a result of lower operating costs in the 2009 quarter, and higher financing expenses in the 2010 period in relation to a loan borrowed from Bezeq for the acquisition of the additional Walla! shares.

Bezeq International’s Q2 2010 EBITDA, excluding the positive impact of the Walla! related one-time profit, totaled NIS 90 million (26.3% EBITDA margin), as compared to NIS 88 million for Q2 2009 (27.0% EBITDA margin).

Q2 2010 cash flow from operating activities decreased to NIS 66 million, down 20.4% versus Q2 2009, mainly due to increased working capital requirements during the quarter. Q2 2010 free cash flow declined 46.3% versus Q2 2009 to NIS 33 million, due to the decline in operating cash flow, an increase in capital expenditure, and the absence of dividends from Walla! in Q2 2010 as compared to the receipt of a NIS 5 million dividend in Q2 2009.

yes Results

yes	Q2 20101	Q2 2009	Change	H1 20101	H1 2009	Change
	(NIS millions)			(NIS millions)
Revenues	396	376	5.3%	787	760	3.6%
Operating profit	7	59	(-87.7)%	66	125	(-47.2)%
EBITDA	75	115	(-34.2)%	198	237	(-16.5)%
EBITDA margin	19.1%	30.5%		25.1%	31.2%
Net loss	(143)	(95)	50.1%	(151)	(96)	56.8%
Cash flows from operating activities	109	93	17.1%	231	184	25.4%
Capex payments, net 2	63	60	5.1%	124	121	2.0%
Free cash flow	46	33	38.6%	107	63	70.5%
Number of subscribers (end of period, in thousands)	573	562	2.0%	573	562	2.0%
Average revenue per user (ARPU, NIS)	231	224	3.1%	230	226	1.8%

1 Q2-10 and H1-10 include a provision related to retroactive royalties claimed by ACUM.
2 Including subscriber acquisition costs. Capex data reflects payments related to capex and are based on the cash flow statements.

As previously announced, the yes multi-channel pay-TV business ceased to be consolidated into the Bezeq Group’s financial statements as of August 21, 2009. As a result, and pursuant to accepted IFRS accounting practices, the Bezeq Group accounts for its investment in yes using the equity method at the fair value of its investment in yes from that date.

yes' Q2 2010 revenue increased 5.3% to a record NIS 396 million compared to Q2 2009. The rise in revenue was primarily due to an increase in the number of total subscribers, increased sales of advanced paid services such as yes Max, yes MaxHD, the recently launched VOD service yes MaxTOTAL, as well as increased sales of content.

Total yes subscribers increased 2.0% year-over-year to 573,000 subscribers as of June 30, 2010, up 11,000 subscribers from the year ago period and up 2,000 subscribers sequentially. Q2 2010 segment ARPU experienced a 3.1% year-over-year rise to NIS 231.

Press Release

yes' Q2 2010 results include a one-time provision relating to royalties claimed by ACUM, a non-profit organization which administers proprietary music rights, since 2003. As a result of this provision, yes’ Q2 2010 operating profit declined to NIS 7 million versus NIS 59 million for Q2 2009, while the net loss increased 50.1% year-over-year to NIS 143 million. Q2 2010 EBITDA was NIS 75 million (19.1% EBITDA margin), as compared to NIS 115 million for Q2 2009 (30.5% EBITDA margin). The decline in segment profitability year-over-year was due to the impact of the ACUM provision despite increased subscriber levels, improved ARPU and the positive impact of ongoing efficiency measures.

yes' cash flow metrics once again delivered a strong performance in Q2 2010 with cash flow from operating activities rising 17.1% year-over-year to NIS 109 million, and free cash flow increasing 38.6% to NIS 46 million from NIS 33 million in Q2 2009. Improvements in segment cash flow were primarily attributable to improvements in accounts receivable and payable.

2010 Outlook

The Bezeq Group reiterates its full-year guidance, projecting 2010 revenues, net profit from continuing operations and EBITDA to be in line or slightly higher than 2009 levels. This forecast is underpinned by the strength of the Bezeq Group’s comprehensive consumer and business communications offerings and a strict focus on improving operating efficiencies.

The Bezeq Group continues to expect gross capital expenditures in 2010 to be close to the 2009 level and will mainly reflect continuing investment in Bezeq’s Next Generation Network (NGN), expanding its coverage to reach approximately 50% of Israeli households by the end of 2010, and slightly lower capital expenditures at Pelephone, which successfully completed and launched its High-Speed GSM (HSPA) network in early 2009.

The aforementioned guidance for the full-year 2010 is based on the anticipated Bezeq Group consolidated financial performance, which following the deconsolidation of yes financials as of August 21, 2009, excludes the financial contribution of yes from both the 2009 and 2010 full-year periods.

Press Release

Conference Call & Web Cast Information

Bezeq will conduct a conference call hosted by Mr. Shlomo Rodav, Bezeq Chairman and Mr. Alan Gelman, Bezeq Chief Financial Officer and Deputy CEO, on Monday, August 2, 2010, at 4:00 PM Israel Time / 9:00 AM Eastern Time. Participants are invited to join the live conference call by dialing:

International Phone Number: + 972-3-918-0609
Israel Phone Number: 03-918-0609

A live webcast of the conference call will be available on the investor relations section of the Bezeq corporate website at www.bezeq.co.il. Please visit the website at least 15 minutes early to register for the webcast and download any necessary audio software.

A webcast replay will be made available on the investor relations section of the Bezeq corporate website. An automated telephone replay will also be available approximately three hours after the completion of the live call through Sunday, August 8, 2010. Participants are invited to listen to the conference call replay by dialing:

International Phone Number: + 972-3-925-5921
Israel Phone Number: 03-925-5921

About Bezeq The Israel Telecommunication Corp.

Bezeq is Israel's leading telecommunications service provider. Established in 1984, the Company has led Israel into the new era of communications, based on the most advanced technologies and services. Bezeq and its subsidiaries offer the full range of communications services including domestic, international and cellular phone services; Internet, ADSL, and other data communications; satellite-based multi-channel TV; and corporate networks.

For more information about Bezeq please visit the corporate website at www.bezeq.co.il.

This press release contains general data and information as well as forward looking statements about Bezeq. Such statements include expressions of management's expectations about new and existing programs, opportunities, technology and market conditions. Although Bezeq believes its expectations are based on reasonable assumptions, these statements are subject to numerous risks and uncertainties. These statements should not be regarded as a representation that anticipated events will occur or that expected objectives will be achieved.  These forward-looking statements are made only as of the date hereof and the Company assumes no obligation to update any forward-looking statement In addition, the realization and/or otherwise of the forward-looking information will be affected by factors that cannot be assessed in advance, and which are not within the control of the Corporation, including the risk factors that are characteristic of its operations, and developments in the general environment, and external factors and the regulation that affects the Corporation’s operations.

Investor Relations Contact: Mr. Naftali Sternlicht Bezeq Phone: +972-2-539-5441 Email: ir@bezeq.co.il	Media Relations Contact: Mr. Guy Hadass Bezeq Phone: +972-3-626-2600 Email: dover@bezeq.co.il

Press Release

"Bezeq" The Israel Telecommunication Corp., Limited
Condensed Consolidated Income Statements

	Six months ended		Three months ended		Year ended
	June 30		June 30		December 31
	2010	*2009	2010	*2009	2009
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions
Continuing operations
Revenue	5,896	5,663	2,981	2,872	11,519

Costs and expenses
Depreciation and amortization	691	748	348	377	1,485
Salary	994	989	489	484	1,990
Operating and general expenses	2,442	2,325	1,224	1,189	4,871
Other operating expenses (income), net	(95)	(16)	(70)	4	201

	4,032	4,046	1,991	2,054	8,547

Operating profit	1,864	1,617	990	818	2,972

Finance income (expenses)

Finance income	124	192	66	110	429
Finance expenses	(137)	(163)	(101)	(111)	(398)

Finance income (expenses), net	(13)	29	(35)	(1)	31
Profit after finance income (expenses), net	1,851	1,646	955	817	3,003

Share in profits (losses) of equity-accounted investees	(109)	4	(86)	2	(34)

Profit before income tax	1,742	1,650	869	819	2,969
Income tax	462	443	231	222	807

Profit for the period from continuing operations	1,280	1,207	638	597	2,162

Discontinued operations
Profit (loss) for the period from discontinued operations	-	(96)	-	(95)	1,379

Profit for the period	1,280	1,111	638	502	3,541

*         Restatement due to discontinued operations

Press Release

Bezeq" The Israel Telecommunication Corp., Limited
Condensed Consolidated Income Statements (Continued)

	Six months ended		Three months ended		Year ended
	June 30		June 30		December 31
	2010	*2009	2010	*2009	2009
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions
Attributable to:
Company shareholders
Profit for the period from continuing operations	1,280	1,205	638	596	2,157
Profit (loss) for the period from discontinued operations	-	(56)	-	(55)	1,446

	1,280	1,149	638	541	3,603

Non-controlling interests
Profit for the period from continuing operations	** -	2	** -	1	5
Loss for the period from discontinued operations	-	(40)	-	(40)	(67)

	-	(38)	-	(39)	(62)

Profit for the period	1,280	1,111	638	502	3,541

Earnings per share
Basic earnings per share (NIS)
Profit from continuing operations	0.48	0.46	0.24	0.23	0.82
Profit from discontinued operations	-	(0.02)	-	(0.02)	0.55

	0.48	0.44	0.24	0.21	1.37

Diluted earnings per share (NIS)
Profit from continuing operations	0.47	0.45	0.24	0.22	0.80
Profit from discontinued operations	-	(0.02)	-	(0.02)	0.54

	0.47	0.43	0.24	0.20	1.34

*         Restatement due to discontinued operations

**         Amount lower than NIS 500,000

Press Release

"Bezeq" The Israel Telecommunication Corp., Limited
Consolidated Balance Sheets

	June 30, 2010	June 30, 2009		December 31, 2009
	(Unaudited)	(Unaudited)		(Audited)
	NIS millions	NIS millions		NIS millions
Assets

Cash and cash equivalents	195	765		580
Investments including derivatives	47	120		154
Trade receivables	2,678	2,458		2,491
Other receivables	266	193		171
Inventory	169	192		263
Current tax assets	-	2		-
Assets held for sale	38	64		40

Total current assets	3,393	3,794		3,699

Investments, including derivatives	138	156		130
Trade and other receivables	940	733		887
Broadcasting rights, net of rights exercised	-	317		-
Property, plant and equipment	5,513	6,174	*	5,428	*
Intangible assets	2,058	2,678		1,885
Deferred and other expenses	308	276	*	301	*
Investments in equity-accounted investees (mainly loans)	1,136	31		1,219
Deferred tax assets	334	461		392

Total non-current assets	10,427	10,826		10,242

Total assets	13,820	14,620		13,941

*         Retrospective application by restatement

Press Release

"Bezeq" The Israel Telecommunication Corp., Limited
Consolidated Balance Sheets (continued)

	June 30, 2010	June 30, 2009	December 31, 2009
	(Unaudited)	(Unaudited)	(Audited)
	NIS millions	NIS millions	NIS millions
Liabilities

Debentures, loans and borrowings	1,182	1,046	862
Trade payables	988	1,438	1,091
Other payables, including derivatives	652	769	697
Current tax liabilities	195	120	118
Deferred income	33	59	36
Provisions	371	368	380
Employee benefits	454	352	505

Total current liabilities	3,875	4,152	3,689

Debentures	1,995	3,382	2,716
Bank loans	2,052	1,321	558
Loans from institutions	-	168	-
Loans from non-controlling interests in a subsidiary	-	487	-
Employee benefits	295	270	294
Deferred income and others	5	17	5
Provisions	73	66	71
Deferred tax liabilities	76	62	70

Total non-current liabilities	4,496	5,773	3,714

Total liabilities	8,371	9,925	7,403

Equity
Total equity attributable to Company shareholders	5,400	5,198	6,544
Non-controlling interests	49	(503)	(6)

Total equity	5,449	4,695	6,538

Total equity and liabilities	13,820	14,620	13,941

Press Release

"Bezeq" The Israel Telecommunication Corp., Limited
Consolidated Statements of Cash Flow

	Six months ended		Three months ended		Year ended
	June 30		June 30		December 31
	2010	2009	2010	2009	2009
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions
Cash flow from operating activities
Net profit for the period	1,280	1,111	638	502	3,541
Adjustments:
Depreciation	546	705 *	274	358 *	1,343 *
Amortization of intangible assets	133	142	68	70	266
Amortization of deferred and other expenses	12	10 *	6	5 *	22 *
Profit from deconsolidation of a subsidiary	-	-	-	-	(1,538)
Profit from revaluation of an investment in an investee	(57)	-	(57)	-	-
Share in losses (profits) of equity-accounted investees	109	(4)	86	(2)	34
Finance expenses, net	34	173	40	95	362
Capital gain, net	(29)	(24)	(2)	(4)	(64)
Share-based payments	11	28	5	13	49
Income tax expenses	462	443	231	221	807
Proceeds (payment) for derivatives, net	(1)	16	-	7	11

Change in inventory	93	(39)	15	(6)	(114)
Change in trade receivables	(195)	(243)	(85)	(165)	(583)
Change in other receivables	(49)	(17)	13	34	37
Change in other payables	12	102	(11)	(95)	55
Change in trade payables	(168)	72	(3)	(44)	192
Change in provisions	(12)	11	(8)	4	36
Change in broadcasting rights	-	(64)	-	(30)	(49)
Change in employee benefits	(53)	(55)	(28)	(5)	115
Change in deferred and other income	(7)	(48)	(12)	(2)	(41)

Income tax paid	(339)	(286)	(194)	(148)	(565)

Net cash flow from operating activities	1,782	2,033	976	808	3,916

*         Retrospective application by restatement

Press Release

"Bezeq" The Israel Telecommunication Corp., Limited
Consolidated Statements of Cash Flow (continued)

	Six months ended		Three months ended		Year ended
	June 30		June 30		December 31
	2010	2009	2010	2009	2009
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions
Cash flow used in investment activities
Investment in intangible assets and deferred expenses	(158)	(156)	(70)	(93)	(349)
Proceeds from sale of property, plant and equipment and deferred expenses	41	62	26	11	90
Change in current investments, net	110	(94)	(31)	(100)	(134)
Purchase of property, plant and equipment	(607)	(756)	(326)	(348)	(1,363)
Proceeds from disposal of investments and long-term loans	4	41	2	34	93
Investments and long-term loans	(3)	(3)	(2)	(2)	(4)
Business combinations less cash acquired	(30)	-	(30)	-	-
Dividend received	-	5	-	5	6
Interest received	7	13	7	8	29
Net cash used for investment activities
	(636)	(888)	(424)	(485)	(1,632)

Cash flow for finance activities
Bank loans received	1,900	400	1,900	-	400
Repayment of debentures	(622)	(609)	(416)	(403)	(682)
Repayment of loans	(424)	(62)	(415)	(31)	(109)
Short-term borrowing, net	225	41	225	41	48
Dividend paid	(2,453)	(792)	(2,453)	(792)	(1,941)
Interest paid	(175)	(258)	(145)	(148)	(354)
Proceeds for derivatives, net	-	11	-	11	43
Transfer of funds by non-controlling interests less dividend distributed, net	-	6	-	1	(24)
Proceeds from exercise of options into shares	18	97	3	61	129
Net cash used for finance activities	(1,531)	(1,166)	(1,301)	(1,260)	(2,490)

Net decrease in cash and cash equivalents	(385)	(21)	(749)	(937)	(206)
Cash and cash equivalents at beginning of period	580	786	944	1,702	786

Cash and cash equivalents at end of period	195	765	195	765	580